SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. )*

Cliffs Natural Resources Inc.
(Name of Issuer)

Common Shares, par value $0.125 per share
(Title of Class of Securities)

18683K101
(CUSIP Number)

Casablanca Capital LP 450 Park Avenue, Suite 1403 New York, NY 10022 Attn: Douglas Taylor (212) 759-5626 David E. Rosewater, Esq. Schulte Roth & Zabel LLP 919 Third Avenue New York, New York 10022
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 27, 2014
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. [ ]

(Page 1 of 11 Pages)

______________________________

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 18683K101	SCHEDULE 13D	Page 2 of 11 Pages

1	NAME OF REPORTING PERSONS Casablanca Capital LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO, AF (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 7,906,520
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 7,906,520
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 7,906,520
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 5.2%
14	TYPE OF REPORTING PERSON IA; PN

CUSIP No. 18683K101	SCHEDULE 13D	Page 3 of 11 Pages

1	NAME OF REPORTING PERSONS Donald G. Drapkin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO; AF (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 7,906,520
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 7,906,520
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 7,906,520
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 5.2%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 18683K101	SCHEDULE 13D	Page 4 of 11 Pages

1	NAME OF REPORTING PERSONS Douglas Taylor
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO; AF (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 7,906,520
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 7,906,520
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 7,906,520
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 5.2%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 18683K101	SCHEDULE 13D	Page 5 of 11 Pages

Item 1.	SECURITY AND ISSUER

This statement relates to the common shares, par value $0.125 per share (the "Common Stock"), of Cliffs Natural Resources Inc., an Ohio corporation (the "Issuer"). The principal executive office of the Issuer is located at 200 Public Square, Suite 330, Cleveland, Ohio 44114-2315.

Item 2.	IDENTITY AND BACKGROUND

           (a)       This statement is filed by (i) Casablanca Capital LP, a Delaware limited partnership ("Casablanca"); (ii) Donald G. Drapkin ("Mr. Drapkin"); and (iii) Douglas Taylor ("Mr. Taylor" and together with Casablanca and Mr. Drapkin, the "Reporting Persons"). Each of Messrs. Drapkin and Taylor, as the co-managing members of Casablanca's general partner, Casablanca Capital GP, LLC, a Delaware limited liability company ("Casablanca GP"), are in a position to indirectly determine the voting and investment decisions regarding the Issuer's securities held by Casablanca's investment advisory clients, including the Accounts (as defined in Item 5).

           (b)       The principal business address of each of the Reporting Persons and Casablanca GP is 450 Park Avenue, Suite 1403, New York, New York 10022.

           (c)       The principal business of Casablanca is to serve as an investment advisor, exempt from registration with the Securities and Exchange Commission (the "SEC") under the Investment Advisers Act of 1940, as amended, on behalf of various clients, including individuals and institutions. The principal occupation of Mr. Drapkin is serving as a co-managing member of Casablanca GP and as a member of the management committee and the Chairman of Casablanca. The principal occupation of Mr. Taylor is serving as a co-managing member of Casablanca GP and as a member of the management committee and the Chief Executive Officer of Casablanca. The principal business of Casablanca GP is serving as the general partner to Casablanca.

           (d)       None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

           (e)       None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

           (f)        Mr. Drapkin and Mr. Taylor are each United States citizens.

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The Reporting Persons used a total of approximately $200,784,000 (including brokerage commissions) in the aggregate to acquire the shares of Common Stock reported in this Schedule 13D.

CUSIP No. 18683K101	SCHEDULE 13D	Page 6 of 11 Pages

The source of funding for the purchase of the Common Stock is cash on hand and working capital of the Accounts. The shares of Common Stock reported herein are or may be held from time to time in margin accounts established by the Accounts with their respective brokers or banks and a portion of the purchase price for the Common Stock may be obtained through margin borrowing. Securities positions which may be held in the margin accounts, including the Common Stock, may be pledged as collateral security for the repayment of debit balances in the margin accounts.

Item 4.	PURPOSE OF TRANSACTION

The shares of Common Stock reported in this Schedule 13D have been purchased and held for investment purposes in the ordinary course of business on behalf of client accounts over which the Reporting Persons have shared discretionary investment or voting power. The Reporting Persons initially invested in the Issuer because they believed the stock was undervalued and represented a potentially profitable investment opportunity.

The Reporting Persons and their representatives have, from time to time, engaged in discussions with management and the board of directors of the Issuer (the "Board") regarding, among other things, the Issuer’s business, management, Board composition and strategic alternatives and direction. At such meetings, certain representatives of the Reporting Persons expressed their view that the Issuer is significantly undervalued and recommended several steps the Issuer should take to increase stockholder value.

On January 27, 2014, the Reporting Persons sent a letter (the "Letter") to the Board. In the Letter, the Reporting Persons expressed their disappointment in the Issuer's historical financial underperformance and further clarified their recommendations for the Board that if implemented would, in the Reporting Persons' view, materially increase the Issuer's valuation. Specifically, the Reporting Persons recommended that the Issuer (i) spin off Bloom Lake, together with Asia Pacific and its other international assets; (ii) double the dividend issued to its stockholders and convert the U.S. Iron Ore business and North American Coal business to an entity structured as a master limited partnership; (iii) significantly cut its SG&A and exploration expenses; (iv) optimize its cash costs and operating profitability; (v) divest its infrastructure and other non-core assets; and (vi) set identifiable milestones and objective targets for return on capital, which should be clearly articulated to the market. Concurrently with the filing of this Schedule 13D, the Reporting Persons issued a press release (the "Press Release") containing the full text of the Letter. The foregoing summary of the Letter and Press Release is qualified in its entirety by reference to the full texts of the Letter and Press Release, copies of which are attached hereto as Exhibit 1 and Exhibit 2, respectively, and are incorporated by reference herein.

The Reporting Persons intend to continue to discuss the matters described above, including but not limited to the foregoing specific recommendations, with the Issuer's management and the Board as well as other stockholders of the Issuer and third parties and may take other steps seeking to bring about changes to increase shareholder value as well as pursue other plans or proposals that relate to or could result in any of the matters set forth in clauses (a)-(j) of Item 4 of Schedule 13D.

CUSIP No. 18683K101	SCHEDULE 13D	Page 7 of 11 Pages

Depending on various factors including, without limitation, the Issuer's financial position and strategic direction, actions taken by the Board, price levels of the Common Stock, other investment opportunities available to the Reporting Persons, conditions in the securities market and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, purchasing additional shares of Common Stock and/or other equity, debt, notes, instruments or other securities of the Issuer (collectively, "Securities"), disposing of any or all of their Securities, in the open market or otherwise, at any time and from time to time, and engaging in any hedging or similar transactions with respect to the Securities. The Reporting Persons reserve the right to change their intention with respect to any and all matters referred to in subparagraphs (a) – (j) of Schedule 13D.

Item 5.	INTEREST IN SECURITIES OF THE ISSUER.

(a) The aggregate number and percentage of shares of Common Stock to which this Schedule 13D relates is 7,906,520 shares of Common Stock, constituting approximately 5.2% of the Issuer’s currently outstanding Common Stock. The aggregate number and percentage of shares of Common Stock reported herein are based upon the 153,124,101 shares of Common Stock outstanding as of October 21, 2013, as reported in the Issuer's Quarterly Report on Form 10-Q for the period ended September 30, 2013, filed with the SEC on October 25, 2013.

(i)	Casablanca:
	(a)	As of the date hereof, Casablanca may be deemed the beneficial owner of 7,906,520 shares of Common Stock.
Percentage: Approximately 5.2% as of the date hereof.
	(b)	1.	Sole power to vote or direct vote: 0
		2.	Shared power to vote or direct vote: 7,906,520 shares of Common Stock
		3.	Sole power to dispose or direct the disposition: 0
		4.	Shared power to dispose or direct the disposition: 7,906,520 shares of Common Stock

(ii)	Mr. Drapkin:
	(a)	As of the date hereof, Mr. Drapkin may be deemed the beneficial owner of 7,906,520 shares of Common Stock.
Percentage: Approximately 5.2% as of the date hereof.
	(b)	1.	Sole power to vote or direct vote: 0
		2.	Shared power to vote or direct vote: 7,906,520 shares of Common Stock
		3.	Sole power to dispose or direct the disposition: 0
		4.	Shared power to dispose or direct the disposition: 7,906,520 shares of Common Stock

(iii)	Mr. Taylor:
	(a)	As of the date hereof, Mr. Taylor may be deemed the beneficial owner of 7,906,520 shares of Common Stock.
Percentage: Approximately 5.2% as of the date hereof.
	(b)	1.	Sole power to vote or direct vote: 0
		2.	Shared power to vote or direct vote: 7,906,520 shares of Common Stock
		3.	Sole power to dispose or direct the disposition: 0
		4.	Shared power to dispose or direct the disposition: 7,906,520 shares of Common Stock

CUSIP No. 18683K101	SCHEDULE 13D	Page 8 of 11 Pages

(b) Casablanca serves as investment advisor to certain investment funds or managed accounts (collectively, the "Accounts"), and may be deemed to have beneficial ownership over the shares of Common Stock held for such Accounts. Each of Messrs. Drapkin and Taylor, as co-managing members of Casablanca GP, are in a position to indirectly determine the voting and investment decisions regarding the Issuer's securities held by the Accounts.

(c) Information concerning transactions in the Common Stock effected by the Accounts during the past sixty days is set forth in Schedule A hereto and is incorporated herein by reference. Unless otherwise indicated, all of such transactions were effected in the open market.

(d) The investment advisory clients that constitute the economic beneficiaries of the Accounts have the right to receive, or the power to direct the receipt of dividends from, or the proceeds from the sale of, Common Stock to which this Schedule 13D relates.

(e) Not applicable.

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

The Reporting Persons are parties to an agreement with respect to the joint filing of this Schedule 13D and any amendments thereto. A copy of such agreement is attached as Exhibit 3 hereto and is incorporated by reference herein.

Other than the joint filing agreement filed as an exhibit hereto, the Reporting Persons have no contracts, arrangements, understandings or relationships with any persons with respect to securities of the Issuer.

Item 7.	EXHIBITS

Exhibit	Description
1	Letter to the Board, dated January 27, 2014.
2	Press Release, dated January 28, 2014.
3	Joint Filing Agreement, dated January 27, 2014.

CUSIP No. 18683K101	SCHEDULE 13D	Page 9 of 11 Pages

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: January 27, 2014

CASABLANCA CAPITAL LP

By:	/s/ Douglas Taylor
Name:	Douglas Taylor
Title:	Chief Executive Officer

/s/ Donald G. Drapkin
Donald G. Drapkin

/s/ Douglas Taylor
Douglas Taylor

CUSIP No. 18683K101	SCHEDULE 13D	Page 10 of 11 Pages

Schedule A

Transaction History of the Reporting Persons with respect to the Common Stock

This Schedule sets forth information with respect to each purchase and sale of shares of Common Stock that were effectuated by the Reporting Persons during the past sixty days. Unless otherwise indicated, all transactions were effectuated in the open market through a broker and all prices include brokerage commissions.

Trade Date	Shares Purchased (Sold)	Average Price Per Share ($)*	Range of Prices Per Share
11/14/2013	25,000	27.0304	26.99 - 27.12
11/14/2013	144,025	27.1071	27.06 – 27.135
11/15/2013	21,000	27.4436	27.37 – 27.5
11/15/2013	324,092	27.4682	27.335 – 27.5
11/18/2013	25,000	27.4944	27.48 – 27.5
11/18/2013	814,001	27.472	27.325 – 27.5
11/19/2013	10,000	27.5	27.5 – 27.5
11/19/2013	7,304	27.493	27.4758 – 27.5
11/20/2013	150,000	27.2582	27.02 – 27.51
11/20/2013	792,590	27.3497	27.09 – 27.51
11/21/2013	200,000	26.5501	26.28 – 26.94
11/21/2013	190,300	27.1588	26.8992 – 27.46
11/21/2013	609,700	26.607	26.29 – 26.975
11/22/2013	100,000	25.8251	25.67 – 26.07
11/22/2013	714,744	25.7961	25.435 – 26.1848
11/26/2013	131,455	24.8924	24.61 – 25.32
11/26/2013	348,545	24.8533	24.545 – 25.18
12/5/2013	76,114	24.9976	24.945 – 25.0
12/5/2013	73,886	24.9976	24.975 – 25.0
12/6/2013	350,000	24.6417	24.45 – 24.96
12/11/2013	732,296	24.2936	23.8733 – 24.84
12/12/2013	40,100	23.6686	23.49 – 23.8
12/12/2013	200,000	23.6649	23.295 – 23.92
12/13/2013	18,700	23.7167	23.44 – 24.0
12/13/2013	101,100	23.5873	23.47 – 23.75
12/16/2013	10,000	23.4062	23.225 – 23.5
12/16/2013	10,865	23.4657	23.42 – 23.475
12/17/2013	65,000	23.4499	23.37 – 23.5
1/3/2014	100,800	24.9854	24.935 – 25.01
1/6/2014	125,200	24.501	24.31 – 24.55
1/7/2014	250,000	24.3836	24.2367 – 24.51
1/8/2014	204,703	24.5351	24.33 – 24.63
1/9/2014	140,000	24.1416	23.775 – 24.5157
1/9/2014	360,000	23.2588	22.76 – 23.61
1/27/2014	340,000	19.1694	18.76 – 19.51
1/27/2014	100,000	19.6046	19.51 – 19.68

* Each transaction was executed in multiple trades in the open market. The price reported above reflects the weighted average sale price per share of Common Stock sold. The range of sale prices for each transaction is set

CUSIP No. 18683K101	SCHEDULE 13D	Page 11 of 11 Pages

forth above. The Reporting Persons hereby undertake to provide upon request to the SEC staff, the Issuer or a security holder of the Issuer full information regarding the number of shares and prices at which any transaction was effected.